United States securities and exchange commission logo





                              October 22, 2020

       John Clark
       Chief Executive Officer
       Global Cancer Technology, Inc.
       16776 Bernardo Center Drive, Suite 203
       San Diego, California 92128

                                                        Re: Global Cancer
Technology, Inc.
                                                            Amendment 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 13,
2020
                                                            File No. 024-11314

       Dear Mr. Clark:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2020 letter.

       Amendment 1 to Form 1-A

       The Company, page 1

   1. We note your response to our prior comment 2 and your revisions. Please further expand your disclosure to
state whether you have received FDA approval in the past for UCN-01, or if you are referring
to other companies or entities.
       Liquidity and Capital Resources, page 32

   2. We note your revisions and your response to our prior comment 10, and reissue it in part.
                                                        Please further revise
your disclosure to clarify whether you anticipate it will be necessary to raise additional
funds in the next six months in order to implement your plan of
 John Clark
Global Cancer Technology, Inc.
October 22, 2020
Page 2
      operations.

Consent of Ankit Consulting Inc., Independent Registered Public Accounting Firm, page III-11.1

3. As a reminder, please have your auditor update its consent before this offering is qualified, when and if you make other than typographical changes to the financial statements and there have been material intervening events since the prior filing.
       You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Clark
                                                           Division of
Corporation Finance
Comapany NameGlobal Cancer Technology, Inc.
                                                           Office of Life
Sciences
October 22, 2020 Page 2
cc:       Paden Hanson, Esq.
FirstName LastName